UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of August 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F •☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On or about July 15, 2015, Jinpan International Limited (the "Registrant") caused an Important Notice Regarding the Availability of Proxy Materials (the "Notice") to be mailed to its shareholders of record. The Notice contains instructions on how to access the following documents using the Internet: (1) the proxy statement dated July 15, 2015 (the "Proxy Statement") and (2) the 2014 Annual Report. The Proxy Statement includes a letter from the Registrant's Chairman of the Board of Directors, President and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents in connection with the Notice, filed as exhibits to this Form 6-K, are incorporated by reference herein:

Exhibit No.	Description
1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on August 31, 2015.
2.	Notice of Annual Meeting and Proxy Statement dated July 15, 2015.
3.	2014 Annual Report.
4.	Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2015	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on August 31, 2015.

2.	Notice of Annual Meeting and Proxy Statement dated July 15, 2015.

3.	2014 Annual Report.

4.	Proxy Card.